Contact

www.linkedin.com/in/stanleyjosh
(LinkedIn)
skatingpastthepuck.wordpress.com/
(Blog)

Top Skills

Analytics
E-commerce
Agile Project Management

Certifications

Scrum Master Certified

Josh Stanley

CEO of Cartwheel Startup Studio
Greater Fayetteville, AR Area

Summary

I'm a problem solving enthusiast that loves building great teams at the cross roads of technology and people.

My expertises:

*Business building: Finding the organizational structure and methodologies to drive the right accountability and outcomes, modern ways of working, and enjoying the journey while doing it.

*Product Management: I'm passionate about creating habitual practices that work for teams to successfully build products that serve the end-customer using personas through user research, AB testing, innovation, and accountability.

*Project Management: I've served with the best project managers and best teams around. I've been fortunate to learn how to implement great processes worth repeating with any team and lead a team to self-management.

*eCommerce: I've owned the strategic outcomes of the full software lifecycle for websites, and mobile apps from their infancy up to mature revenue channels. I've led re-platforming and redesign efforts for Fortune 100 companies where I had to be a player-coach in solving problems and mitigating risks to succeed.

*Strategic Alignment: Bridging the gap between sales, marketing, and technology to make a problem/solution fit possible. I've been involved in start-ups and large businesses and helped them overcome difficult challenges. I've succeeded and failed at it and learned valuable lessons along the way.

*Behavioral Studies: I love consumer behavior science and the insights that can be gained from utilizing academic studies in consumer interactions.

Experience

Hashku
Co-Founder
October 2022 - Present (5 months)
Bentonville, Arkansas, United States

PushKin
Co-Founder / Board Member
February 2022 - Present (1 year 1 month)
Bentonville, Arkansas, United States

PushKin is transforming the way deskless workers connect with their leaders.

Cartwheel Startup Studio
CEO / Managing Partner
March 2021 - Present (2 years)
Bentonville, Arkansas, United States

Cartwheel is a startup studio that creates B2B SaaS (software as a service) companies. Our current focus is on essential workers, distributed teams, and Web 3.0 opportunities.

We've chosen Northwest Arkansas as our headquarters. This region's impact on the world of work is undeniable: Walmart, Sam's Club, J.B. Hunt, Tyson Foods, and other frontline workforce leaders call the heartland of America home.

RevUnit
5 years 11 months

Investor / Advisor
March 2021 - Present (2 years)
Bentonville, Arkansas, United States

President
December 2018 - February 2021 (2 years 3 months)
Las Vegas, Nevada Area

Chief Operating Officer
March 2018 - December 2018 (10 months)
Las Vegas, Nevada

VP of Product

April 2017 - March 2018 (1 year)
Las Vegas, Nevada Area

University of Arkansas Technology Ventures
Technology Ventures Advisor
November 2020 - Present (2 years 4 months)
Bentonville, Arkansas, United States

Helping drive the University of Arkansas Technology Ventures innovation and
intellectual property pipeline by providing guidance into current challenges
faced by key industry sectors, and best practices for collaborating with industry
partners in the innovation ecosystem

SlingShop LLC (d.b.a. ZenSales)
Co-Founder / Investor
February 2017 - Present (6 years 1 month)
United States

Acquired by Ship.com in 2020.

Onsen
Advisor
June 2017 - September 2022 (5 years 4 months)

Advising a direct-to-consumer brand that promises an end to musty towels.
Onsen Towels was acquired by Pattern Brands.

TEAMVVORK
Co-Founder / CEO
April 2015 - April 2017 (2 years 1 month)
Las Vegas, Nevada Area

We built the team first, and used a cultural framework that we held ourselves
to, so crafting amazing products quickly was the by-product.

Teamvvork was acquired by RevUnit in April, 2017.

Teesnap
VP of Product Development
February 2015 - April 2017 (2 years 3 months)
Las Vegas, Nevada Area

Teesnap is a wholly-owned subsidiary of Allegiant Air, a multi-billion dollar
ultra low cost airline. I joined in the early stages of Teesnap and helped the
founder and founding team form foundational product development practices,

ceremonies, and a client-centric culture that led to product/market fit for Teesnap.

I also recruited Teesnap's current senior leadership. The roadmap and product vision that the founder, Bryan Lord, and I built set the stage for long-term growth.

After helping grow the client base 30x, I transitioned out of this contracted leadership role as part of the RevUnit acquisition of Teamvvork.

EverAfter.com | Wedding & Event Platform
VP of Ecommerce/Product Development
August 2014 - March 2015 (8 months)

Everafter was a startup in the wedding space that was majority owned by Allegiant Air's co-founder, Maury Gallagher.

Zappos Family of Companies
Technology Project Manager III (Web)
July 2013 - August 2014 (1 year 2 months)
Las Vegas, Nevada Area

My return to project management was an intentional step down on my journey to move closer to family, and ultimately led to my entrepreneurial passion.

As servant-leader with teams that owned Website Taxonomy, Search Pages, Product Detail Pages, Outfit Pages (and tools), and Personalization. We worked closely with Amazon teams to re-platform Zappos technologies onto Amazon's platforms and services. Our teams were among the first at Zappos to adopt Scrum and Agile methodologies holistically across the SDLC.

During my time here, I was fortunate enough to help evangelize Scrum and Agile in the project management organization. I also lead efforts to integrate Holacracy and Scrum and integrate QA into eCommerce product teams.

1-800 CONTACTS
1 year 4 months

Associate Director, Product Management (Mobile & Ecommerce)
January 2013 - July 2013 (7 months)
Draper, UT

Proposed, setup, and led the company's first Product Management organization under digital commerce that produced $300mm in revenue.

We delivered world-class customer experiences and industry leading conversion rates across these product segments:

* Mobile Apps
* Mobile Sites
* Core Site & Platform

We ensured that each product strategy aligned with core business strategy and objectives. We maintained a seamless experience across each platform/resolution break point while utilizing the native capabilities of devices and channels. We collaborated with Marketing and other business partners to amplify our customer retention and acquisition efforts.

Associate Director, Mobile Marketing
April 2012 - January 2013 (10 months)
Draper, UT

I led the team that launched the first mobile app for the organization with a 3rd party vendor, and then transitioned the effort to an internal team where we implemented modern, agile ways of working for the first time in the organization. I led by implementing proven processes, focusing on customer feedback, and aligning our efforts towards long-term value creation in a new revenue channel for the company.

I also led the redesign and launch of a new mobile site, and drove the team toward a data-driven, iterative approach. The new mobile site lifted both conversion and customer experience metrics (our mobile site conversion increase 24% after launching the redesign).

I also proposed and executed on demand generating outcomes and product mindset initiatives through the digital team that set 1-800 CONTACTS on a course to maintain their industry leading position beyond 2013.

My achievements here earned the trust to lead the entire digital experience spectrum at 1-800 Contacts -- defining and running the first Product Management team.

Backcountry.com
1 year

Program Manager (Ecommerce/Platform)

January 2012 - June 2012 (6 months)
Park City, UT

Earned the opportunity to work as Program Manager for the re-platforming of the main site (www.backcountry.com) on to ATG:

*Program manager serving 5 multi-national, multi-organizational project teams to re-platform the main site, Backcountry.com
*Setup initial UI teams that lead the UI/UX redesign of Backcountry.com
*Worked with the program leadership to lead organizational changes in adopting scrum methodologies *Held a leadership role in large PMO of world-class project managers/scrummasters

Drove an A/B testing initiative to get the organization motivated and behind a customer data driven product process.

Participated in recruiting top talent, taught classes on consumer behavior, and applied influence with my passion for great organizations and great ecommerce solutions.

Project Manager (Ecommerce/SiteOps)
July 2011 - January 2012 (7 months)
Park City, UT

Servant leadership on several amazing teams as a Project Manager working on a re-platforming effort for the mountain bike website (Hucknroll.com). Lead teams that:

*Integrated current CMS tools and defined product data for the website
*Setup the environments, deployment processes, and code branching strategy
*Setup core architecture and platform for the website

Proposed an A/B testing initiative to get the organization motivated and behind a data-driven, product delivery process.

Participated in recruiting top talent, taught classes on consumer behavior, and applied influence with my passion for great organizations and great e-commerce solutions.

1-800 CONTACTS
Associate Director, Project Management & Business Analytics
May 2009 - July 2011 (2 years 3 months)
Greater Salt Lake City Area

Served as a financial, process, and systems analyst for the Distribution Center at 1-800 CONTACTS and Glasses.com. The diversity of this position was very challenging and fulfilling. This position's main focus was on continuous improvement and providing the right system tools and analysis to enable the supply chain to function efficiently with the highest level of customer service possible.

In addition, I was tasked with Project Management in all supply chain related projects (from systems intergrations to operational process changes) including:

*Walmart direct-to-store integration project. Delivered a completely new process in 9 wks, under budget, and led changes that resulted in $2 million in bottom line savings
*Glasses.com logistics startup analysis and activities
*WMS implementation and integration for the supply chain

1-800 CONTACTS
Purchasing Agent Lead
September 2002 - October 2007 (5 years 2 months)
Greater Salt Lake City Area

Managed corporate asset purchases and supplier relations. Facilitated large scale technology and supply chain refreshes with cost/benefit analysis and bidding process.

Championed new role expectations and key performance measurements. Exceeded procurement goals 11 out of 12 quarters.

Began learning project management skills and business analytics skills through team development projects and being the point-of-contact with IT department.

UPS
Small Sort Supervisor
June 1999 - July 2000 (1 year 2 months)

Supervised an area consisting of 20-50 people. Balanced work loads for increased productivity and service.

Education

University of Utah - David Eccles School of Business

B.S., Finance · (2006 - 2008)

University of Utah - David Eccles School of Business
B.S., Accounting · (2009 - 2010)

Westminster College
M.B.A., Entrepreneurship Emphasis · (2010 - 2013)

Salt Lake Community College
A.S. (Honors), Business · (2004 - 2006)